FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated September 3, 1999

                                VODAFONE AIRTOUCH
                             PUBLIC LIMITED COMPANY
             (Exact name of registrant as specified in its charter)


         THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                      VODAFONE AIRTOUCH UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION

         In connection with the shelf registration statement on Form F-3 being filed by Vodafone AirTouch Public Limited Company ("Vodafone AirTouch") on September 3, 1999, Vodafone AirTouch is filing this Report on Form 6-K to provide updated pro forma financial information of Vodafone AirTouch, reflecting the pro forma effects of its merger with AirTouch Communications, Inc. ("AirTouch").

INTRODUCTORY NOTE

         On June 29, 1999, Vodafone Group Public Limited Company ("Vodafone Group") was renamed Vodafone AirTouch Public Limited Company. On June 30, 1999, Apollo Merger Sub, Inc., a wholly owned subsidiary of Vodafone AirTouch, merged with and into AirTouch, with AirTouch surviving as a subsidiary of Vodafone AirTouch (the "merger").

         The following unaudited pro forma consolidated financial information gives pro forma effect to the merger, after giving effect to the adjustments described in the accompanying notes. The unaudited pro forma consolidated financial information has been prepared from, and should be read together with, Vodafone AirTouch's Annual Report on Form 20-F for the year ended March 31, 1999 and AirTouch's Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the three months ended March 31, 1998 and 1999.

         The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of Vodafone AirTouch would have been had the merger occurred on the respective dates assumed, nor is it necessarily indicative of Vodafone AirTouch's future operating results or consolidated financial position.

         The unaudited pro forma consolidated financial information has been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. Note 32 to the consolidated financial statements of Vodafone AirTouch, included in Vodafone AirTouch's Annual Report on Form 20-F, which presents U.S. GAAP financial information for the years ended March 31, 1997, 1998 and 1999, provides a description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to Vodafone AirTouch. Note 7 to the unaudited pro forma consolidated financial information contains a reconciliation of the pro forma net loss and loss per share and pro forma shareholders' equity to U.S. GAAP.

         Vodafone AirTouch has accounted for the merger as an acquisition under U.K. GAAP in accordance with Financial Reporting Standard 6, "Acquisitions and Mergers." Vodafone AirTouch has accounted for the merger as a purchase for U.S. GAAP purposes in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." The unaudited pro forma consolidated financial information has been prepared on this basis.

         The historical financial statements of AirTouch have been prepared in accordance with U.S. GAAP. For purposes of presenting the unaudited pro forma consolidated financial information, financial information relating to AirTouch has been adjusted to conform materially with Vodafone AirTouch's accounting policies under U.K. GAAP as described in Note 4 to the unaudited pro forma consolidated financial information.

         The pro forma merger adjustments reflected in the accompanying unaudited pro forma consolidated financial information reflect estimates made by Vodafone AirTouch's management and assumptions that it believes to be reasonable. The unaudited pro forma consolidated financial information does not take into account any synergies, including cost savings, or any severance and restructuring costs, which may or are expected to occur as a result of the merger. All of the pro forma adjustments are expected to have a continuing impact on Vodafone AirTouch.

         The pro forma amounts pertaining to the consolidated Vodafone AirTouch entity in the unaudited pro forma consolidated financial information are presented in pounds sterling and are also expressed in U.S. dollars, the latter being presented solely for convenience and translated at the noon buying rate on March 31, 1999, which was $1.6140 to (pound)1.00.

       VODAFONE AIRTOUCH UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                       TWELVE MONTHS ENDED MARCH 31, 1999

         The following unaudited pro forma consolidated income statement for the twelve months ended March 31, 1999 is derived from the audited consolidated profit and loss account of Vodafone Group for the year then ended and from the unaudited historical consolidated income statement of AirTouch for the twelve months ended March 31, 1999, as adjusted to U.K. GAAP, after giving effect to the adjustments described in the notes to the unaudited pro forma consolidated financial information. These adjustments have been determined as if the merger took place on April 1, 1998, the first day of the financial period presented in the unaudited pro forma consolidated financial information. The Vodafone Group column below presents the financial information as stated in Vodafone AirTouch's Annual Report on Form 20-F for the year ended March 31, 1999, which, due to the merger actually occurring after March 31, 1999, reflects only Vodafone Group's consolidated results.


                                                                    ADJUSTMENTS
                                                         -----------------------------------
                                               VODAFONE                                           VODAFONE AIRTOUCH
                                                 GROUP          AIRTOUCH         PRO FORMA            PRO FORMA
                                                                      NOTE 1      NOTE 2
                                               (pound)       $        (pound)     (pound)        (pound)        $
                                                         (IN MILLIONS EXCEPT PER SHARE AND PER ADS AMOUNTS)
Turnover                                         3,360     6,154      3,722           16    (b)   7,098      11,456
Less: joint ventures                                 -     (506)      (306)            -          (306)       (494)
                                                 -----     -----      -----       ------         ------       -----
Group turnover                                   3,360     5,648      3,416           16          6,792      10,962
                                                 -----     -----      -----       ------         ------       -----
Operating profit                                   846       956        578        (872)    (a)     667       1,077
                                                                                     115    (c)
Share of operating profit/(loss) in
   associated undertakings                         117       872        527      (1,316)    (a)   (687)     (1,109)
                                                                                    (15)    (b)
Share of operating loss in joint ventures            -      (15)        (9)         (70)    (a)    (73)       (118)
                                                                                       6    (c)
                                                 -----     -----      -----       ------         ------       -----
Total group operating profit/(loss):
  Group and share of associated undertakings
  and joint ventures                               963     1,813      1,096      (2,152)           (93)       (150)
Disposal of fixed asset investments                 67        81         49            -            116         187
                                                 -----     -----      -----       ------         ------       -----
Profit on ordinary activities before interest    1,030     1,894      1,145      (2,152)             23          37
Net interest payable                              (94)     (232)      (140)         (12)    (b)   (460)       (742)
                                                                                   (200)    (d)
                                                                                    (14)    (e)
                                                 -----     -----      -----       ------         ------       -----
Profit/(loss) on ordinary activities before
   taxation                                        936     1,662      1,005      (2,378)          (437)       (705)
Tax on profit/(loss) on ordinary activities      (252)     (510)      (308)           77    (f)   (483)       (780)
                                                 -----     -----      -----       ------         ------       -----
Profit/(loss) on ordinary activities after
   taxation                                        684     1,152        697      (2,301)          (920)     (1,485)
Equity minority interests                         (46)     (182)      (110)           27    (b)   (129)       (208)
Non-equity minority interests                        -         -          -         (51)    (g)    (51)        (82)
                                                 -----     -----      -----       ------         ------       -----
Profit/(loss) for the financial year               638       970        587      (2,325)        (1,100)     (1,775)
Preference dividends                                 -     (139)       (84)           84    (g)       -           -
Equity dividends                                 (197)         -          -            -          (197)       (318)
                                                 -----     -----      -----       ------         ------       -----
Retained profit/(loss) for the Group and its
   share of associated undertakings and joint
   ventures                                        441       831        503      (2,241)        (1,297)     (2,093)
                                                 =====     =====      =====       ======         ======      ======
Basic earnings/(loss) per share                   0.21      1.45        0.88                     (0.18)      (0.29)
                                                 =====     =====      =====                      ======      ======
Diluted earnings/(loss) per share                 0.21                                           (0.18)      (0.29)
                                                 =====                                           ======      ======
Adjusted earnings per share (Note 8)              0.19                 1.11                       0.17        0.27
                                                 =====                =====                      ======      ======
Basic earnings/(loss) per ADS                     2.07                                           (1.79)      (2.89)
                                                 =====                                           ======      ======
Diluted earnings/(loss) per ADS                   2.06                                           (1.79)      (2.89)
                                                 =====                                           ======      ======
Basic average number of shares outstanding       3,089       574        574                      6,135       6,135
                                                 =====     =====      =====                      ======      ======
Diluted average number of shares outstanding     3,102                                           6,135       6,135
                                                 =====                                           ======      ======

         The notes to the unaudited pro forma consolidated financial information are an integral part of the statements.

        VODAFONE AIRTOUCH UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                AT MARCH 31, 1999

         The following unaudited pro forma consolidated balance sheet at March 31, 1999 is derived from the audited consolidated balance sheet of Vodafone Group at March 31, 1999 and the unaudited balance sheet of AirTouch at March 31, 1999 adjusted to U.K. GAAP, after giving effect to the adjustments described in the notes to the unaudited pro forma consolidated financial information. These adjustments have been determined as if the merger took place on March 31, 1999. The Vodafone Group column below presents financial information as stated in Vodafone AirTouch's Annual Report on Form 20-F for the year end March 31, 1999, which, due to the merger actually occurring after March 31, 1999, reflects only Vodafone Group's consolidated balance sheet.


                                                                ADJUSTMENTS
                                                  -----------------------------------------
                                      VODAFONE                                                     VODAFONE AIRTOUCH
                                        GROUP              AIRTOUCH            PRO FORMA               PRO FORMA
                                                                  NOTE 1        NOTE 2
                                       (pound)           $        (pound)       (pound)           (pound)         $
                                                                        (IN MILLIONS)
 FIXED ASSETS
 Intangible assets                         329         4,109        2,546        21,445    (a)    22,090       35,653
                                                                                 (2,546)   (a)
                                                                                    316    (b)
 Tangible assets                         2,150         4,009        2,484            66    (b)     4,700        7,586
 Investments in associated
    undertakings                           275         1,263          782        17,805    (a)    18,710       30,198
                                                                                     (8)   (a)
                                                                                   (144)   (b)
 Investments in joint ventures
      Share of gross assets                  -         1,916        1,187         2,030    (a)     2,957        4,773
                                                                                   (260)   (a)
      Share of gross liabilities             -          (452)        (280)            -             (280)        (452)
                                          -----        ------        -----        ------           ------       ------
                                             -         1,464          907         1,770            2,677        4,321
 Other investments                          97           383          237            90    (a)       424          684
                                         -----        ------        -----        ------           ------       ------
                                         2,851        11,228        6,956        38,794           48,601       78,442
                                         -----        ------        -----        ------           ------       ------
 CURRENT ASSETS
 Stocks                                     45           120           74             2    (b)       121          195
 Debtors                                   741         1,253          776           124    (a)     2,080        3,357
                                                                                    422    (a)
                                                                                     17    (b)
 Cash at bank and in hand                    6             6            4            98    (a)        12           19
                                                                                 (3,514)   (a)
                                                                                  3,416    (a)
                                                                                      2    (b)
                                         -----        ------        -----        ------           ------       ------
                                           792         1,379          854           567            2,213        3,571
 CREDITORS: amounts falling due
    within one year                     (1,530)       (1,411)        (874)          (54)   (a)    (2,508)      (4,048)
                                                                                    (50)   (b)
                                         -----        ------        -----        ------           ------       ------
 NET CURRENT LIABILITIES                  (738)          (32)         (20)          463             (295)        (477)
                                         -----        ------        -----        ------           ------       ------
 TOTAL ASSETS LESS CURRENT
    LIABILITIES                          2,113        11,196        6,936        39,257           48,306       77,965
 CREDITORS: amounts falling due
    after more than one year            (1,179)       (2,793)      (1,730)       (3,416)   (a)    (6,484)     (10,465)
                                                                                   (159)   (b)
 PROVISIONS FOR LIABILITIES AND
    CHARGES                                (10)           --           --             -              (10)         (16)
                                         -----        ------        -----        ------           ------       ------
                                          924         8,403         5,206        35,682          41,812       67,484
                                         =====        ======        =====        ======           ======       ======
 CAPITAL AND RESERVES
 Called up share capital                   155             6            4           229    (a)       388          628
 Share premium account                      96        10,249        6,350        31,850    (a)    38,296       61,809
 Other reserves                              -             -            -         1,173    (a)     1,173        1,893
 Profit and loss account                   564        (2,267)      (1,405)        1,405    (a)       564          910
                                         -----        ------        -----        ------           ------       ------
 Total shareholders' funds                 815         7,988        4,949        34,657           40,421       65,240
 Equity minority interests                 105           415          257            50    (b)       412          664
 Non-equity minority interests               4             -            -           975    (a)       979        1,580
                                         -----        ------        -----        ------           ------       ------
                                           924         8,403         5,206       35,682           41,812       67,484
                                         =====        ======        =====        ======           ======       ======

         The notes to the unaudited pro forma consolidated financial information are an integral part of the statements.

                AIRTOUCH UNAUDITED CONSOLIDATED INCOME STATEMENT
                       TWELVE MONTHS ENDED MARCH 31, 1999

         The following unaudited consolidated income statement for the twelve months ended March 31, 1999 is derived from the unaudited historical consolidated income statements of AirTouch for the twelve months ended March 31, 1999, after giving effect to the U.K. GAAP reclassifications and adjustments described in the notes to the unaudited pro forma consolidated financial information. This information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto contained in AirTouch's Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the three months ended March 31, 1998 and 1999.


                                                                                U.S. GAAP     ADJUSTMENTS
                                                                                  NOTE 3        NOTE 4       U.K. GAAP
                                                                                    $              $             $
                                                                                (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Turnover                                                                           6,154           --           6,154
Less: joint ventures                                                               (506)           --           (506)
                                                                                   -----        -----           -----
Group turnover                                                                     5,648           --           5,648
                                                                                   -----        -----           -----
Operating profit                                                                     974            6    (a)      956
                                                                                                  133    (b)
                                                                                                (157)    (c)
Share of operating profit in associated undertakings                                 519           10    (b)      872
                                                                                                    7    (d)
                                                                                                  336    (e)
Share of operating loss in joint ventures                                           (41)           18    (b)     (15)
                                                                                                    8    (e)
                                                                                   -----        -----           -----
Total group operating profit:
     Group and share of associated undertakings and joint ventures                 1,452          361           1,813
Disposal of fixed asset investments                                                   81           --              81
                                                                                   -----        -----           -----
Profit on ordinary activities before interest                                      1,533          361           1,894
Net interest payable                                                               (149)          (25)   (a)    (232)
                                                                                                  (58)   (e)
                                                                                   -----        -----           -----
Profit on ordinary activities before taxation                                      1,384          278           1,662
Tax on profit on ordinary activities                                               (358)         (286)   (e)    (510)
                                                                                                   25    (f)
                                                                                                  109    (h)
                                                                                   -----        -----           -----
Profit on ordinary activities after taxation                                       1,026          126           1,152
Equity minority interests                                                          (182)           --           (182)
                                                                                   -----        -----           -----
Profit for the period                                                                844          126             970
Preference dividends                                                               (139)           --           (139)
                                                                                   -----        -----           -----
Retained profit for the group and its share of associated undertakings and
   joint ventures                                                                    705          126             831
                                                                                   =====        =====           =====
Basic earnings per share                                                            1.23                         1.45
                                                                                   =====                        =====
Average number of shares outstanding                                                 574                          574
                                                                                   =====                        =====

         The notes to the unaudited pro forma consolidated financial information are an integral part of the statements.

                  AIRTOUCH UNAUDITED CONSOLIDATED BALANCE SHEET
                                AT MARCH 31, 1999

         The following unaudited consolidated balance sheet at March 31, 1999 is derived from the unaudited historical consolidated balance sheet of AirTouch at March 31, 1999, after giving effect to the U.K. GAAP reclassifications and adjustments described in the notes to the unaudited pro forma consolidated financial information. This information has been prepared from, and should be read in conjunction with, the historical unaudited consolidated financial statements and notes thereto contained in AirTouch's Quarterly Reports on Form 10-Q for the three months ended March 31, 1999.

                                                            U.S. GAAP      ADJUSTMENTS
                                                              NOTE 3         NOTE 4           U.K. GAAP
                                                                $               $                 $
                                                                          (IN MILLIONS)
FIXED ASSETS
Intangible assets                                              8,418             (17)   (a)      4,109
                                                                              (3,225)   (b)
                                                                              (1,067)   (f)
Tangible assets                                                4,044             (35)   (a)      4,009
Investments in associated undertakings                         1,758             (29)   (a)      1,263
                                                                                (463)   (b)
                                                                                   26   (d)
                                                                                 (29)   (f)
Investments in joint ventures
     Share of gross assets                                     2,305            (389)   (b)      1,916
     Share of gross liabilities                                (452)               --            (452)
                                                              ------          ------            ------
                                                               1,853            (389)            1,464
                                                              ------          ------            ------
Other investments                                                459             (72)   (c)        383
                                                                                  (4)   (g)
                                                              ------          ------            ------
                                                              16,532          (5,304)           11,228
                                                              ------          ------            ------

CURRENT ASSETS
Stocks                                                           120               --              120
Debtors                                                        1,253               --            1,253
Cash at bank and in hand                                           6               --                6
                                                              ------          ------            ------
                                                               1,379               --            1,379
CREDITORS: amounts falling due within one year               (1,411)               --          (1,411)
                                                              ------          ------            ------
NET CURRENT LIABILITIES                                         (32)               --             (32)
                                                              ------          ------            ------
TOTAL ASSETS LESS CURRENT LIABILITIES                         16,500          (5,304)           11,196
CREDITORS: amounts falling due after more than one year      (2,793)               --          (2,793)
PROVISIONS FOR LIABILITIES AND CHARGES                       (1,802)            1,802   (f)         --
                                                              ------          ------            ------
                                                              11,905          (3,502)            8,403
                                                              ======          ======            ======
CAPITAL AND RESERVES
Called up share capital                                            6               --                6
Share premium account                                         10,268              110   (c)     10,249
                                                                                (129)   (h)
Revaluation reserve                                                4              (4)   (g)         --
Profit and loss account                                        1,212          (3,479)          (2,267)
                                                              ------          ------            ------
Total shareholders' funds                                     11,490          (3,502)            7,988
Equity minority interest                                         415               --              415
                                                              ------          ------            ------
                                                              11,905          (3,502)            8,403
                                                              ======          ======            ======

         The notes to the unaudited pro forma consolidated financial information are an integral part of the statements.

  FINANCIAL INFORMATION FOR AIRTOUCH FOR THE TWELVE MONTHS ENDED MARCH 31, 1999

         The following financial information in respect of AirTouch has been extracted without material adjustment from AirTouch's audited Annual Report on Form 10-K for the year ended December 31, 1998 and AirTouch's unaudited Quarterly Reports on Form 10-Q for the three months ended March 31, 1998 and 1999. The information has been prepared in accordance with U.S. GAAP.

                                                                 TWELVE MONTHS ENDED MARCH 31, 1999
                                             -------------------------------------------------------------------------
                                                                                                             12 MONTHS
                                                12 MONTHS              ADD:                 LESS:              ENDED
                                                  ENDED           3 MONTHS ENDED       3 MONTHS ENDED        MARCH 31,
                                               DECEMBER 31,       MARCH 31, 1999       MARCH 31, 1998          1999
                                                   1998
                                                    $                    $                    $                  $
                                                                            (IN MILLIONS)
OPERATING REVENUES                                 5,181               1,426                    959            5,648
                                                   -----               -----                    ---            -----
OPERATING EXPENSES
   Cost of revenues                                1,126                 317                    202            1,241
   Selling and customer operations expenses        1,605                 426                    261            1,770
   General, administrative, and other
      expenses                                       554                 142                    114              582
   Depreciation and amortization expenses            950                 275                    144            1,081
                                                   -----               -----                    ---            -----
TOTAL OPERATING EXPENSES                           4,235               1,160                    721            4,674
                                                   -----               -----                    ---            -----
OPERATING INCOME                                     946                 266                    238              974
Equity in net income/(loss) of unconsolidated
     wireless systems:
   U.S.                                             (41)                  --                    (4)             (37)
   Non-U.S.                                          434                 162                     81              515
Minority interest in net income of
      consolidated wireless systems                (179)                (45)                   (42)            (182)
Interest:
   Expense                                         (145)                (40)                   (19)            (166)
   Income                                             23                   2                      8               17
Miscellaneous income/(expense)                         2                  68                   (11)               81
                                                   -----               -----                    ---            -----
INCOME BEFORE INCOME TAXES AND PREFERRED
      DIVIDENDS                                    1,040                 413                    251            1,202
Income taxes                                       (316)               (121)                   (79)            (358)
                                                   -----               -----                    ---            -----
Income before preferred dividends                    724                 292                    172              844
Preferred dividends                                (117)                (35)                   (13)            (139)
                                                   -----               -----                    ---            -----
NET INCOME APPLICABLE TO COMMON
      STOCKHOLDERS                                   607                 257                    159              705
                                                   =====               =====                    ===            =====


         The notes to the unaudited pro forma consolidated financial information are an integral part of the statements.

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1.   TRANSLATION OF AIRTOUCH FINANCIAL STATEMENTS

         AirTouch presents its financial statements in U.S. dollars. The results of AirTouch, as restated under U.K. GAAP, have been translated into pounds sterling at the average rate of $1.6533 to (pound)1.00 for the twelve months ended March 31, 1999.

         The AirTouch balance sheet at March 31, 1999 in U.S. dollars, as restated under U.K. GAAP, has been translated into pounds sterling at the rate of $1.6140 to (pound)1.00.

         These translations should not be taken as assurances that the pounds sterling amounts currently represent U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate, at any time.

2.   PRO FORMA ACQUISITION ADJUSTMENTS

     (a) The unaudited pro forma consolidated financial information records the merger as being accounted for as an acquisition with the excess of the fair value of the consideration paid over the fair value of net assets acquired being allocated to goodwill. The following pro forma adjustments have been translated into pounds sterling at the rate of $1.5781 to (pound)1.00 which was the prevailing rate on the date that the transaction was completed.

         The unaudited pro forma consolidated financial information reflects the fact that Vodafone AirTouch issued 5 Vodafone AirTouch ordinary shares, equivalent to 0.5 of a Vodafone AirTouch ADS, and paid $9.00 in cash in exchange for each share of AirTouch common stock. The total purchase price is based on the Vodafone Group ADS price at June 29, 1999 and assumes the conversion of all shares of AirTouch Class B and AirTouch Class C preferred stock outstanding at that date into AirTouch common stock (although certain of the Class C preferred shares have not yet been converted). The shares of AirTouch Class D and Class E preferred stock remained outstanding. Treasury stock held by AirTouch (5.4 million shares of common stock) was cancelled as a result of the merger. As a result, 304.6 million new Vodafone AirTouch ADSs were issued or will be issued as a result of the merger.

         The consideration paid in the merger on the basis noted above includes cash consideration of $5,484 million ((pound)3,474 million) financed by the credit facility entered into on April 16, 1999 by Vodafone Group and AirTouch as well as from generally available funds of Vodafone Group and AirTouch. Vodafone AirTouch's professional fees of (pound)40 million (primarily legal, investment bankers' and accountants' fees) related to the acquisition are accounted for as acquisition costs ((pound)33 million) and share issue costs ((pound)7 million). The net cash requirement of the merger is shown below, net of assumed proceeds from the exercise of AirTouch common stock options as a result of the merger.
                                                                  (pound)
                                                                  MILLIONS

         Cash consideration                                        3,474
         Professional fees                                            40
                                                                   ------
                                                                   3,514
         Proceeds from the exercise of AirTouch
         common stock options                                        (98)
                                                                   ------
         Net cash requirement                                      3,416
                                                                   ======

         Upon completion of the merger, the nominal value of Vodafone AirTouch's shares was redenominated into U.S. dollars. The redenomination was effected by the creation and issue of 50,000 (pound)1 fixed rate shares, the cancellation of all the issued and unissued ordinary shares of 5 pence each of Vodafone AirTouch and the issue of new ordinary shares of $0.10 each for each ordinary share of 5 pence held on June 30, 1999. To enable such issue to take place, the authorized share capital of Vodafone AirTouch was increased by the creation of 8,160,000,000 shares of nominal value $0.10. Shares with an aggregate nominal value of approximately $310 million were issued to the existing Vodafone AirTouch shareholders and shares with an aggregate nominal value of approximately $299 million were issued to AirTouch shareholders as consideration in the merger. The unaudited pro forma consolidated financial information also includes the capitalization of (pound)41 million of the share premium account as a result of the redenomination of the Vodafone AirTouch ordinary shares upon the merger becoming effective.

         A preliminary allocation of the purchase price has been performed for purposes of the unaudited pro forma consolidated financial information based on initial appraisal estimates and other valuation studies which are in process and assumptions which Vodafone AirTouch believes are reasonable. The final allocation is subject to completion of these studies, which are expected to be substantially complete by March 31, 2000. However, Vodafone AirTouch does not expect the differences between the preliminary and final allocations to have a material impact on shareholders' equity or profit in future periods. A summary, in accordance with U.K. GAAP, is shown below.

                                                                   (pound)
                                                                (IN MILLIONS)

         Cash consideration                                         3,474
         Share consideration ((pound)192 million share
          capital;(pound)38,248 million share premium)             38,440
         Unvested option consideration (gross(pound)1,173
          million, net of tax benefit of(pound)422 million)           751
         Acquisition costs                                             33
                                                                   ------
         Total purchase consideration                              42,698
         Less: fair value of net assets acquired (see below)       (1,418)
                                                                   ------
         Goodwill                                                  41,280
                                                                   ======

         The goodwill arising has been allocated and shown within the balance sheet as follows:

                                                                   (pound)
                                                                 (IN MILLIONS)

         Intangible assets (acquired subsidiary undertakings)      21,445
         Associated undertakings                                   17,805
         Joint ventures                                             2,030
                                                                   ------
                                                                   41,280
                                                                   ======

         Fair value adjustments relate to intangible fixed assets, fixed asset investments and the proceeds and resulting tax benefit arising upon the exercise of AirTouch common stock options, together with the recognition that the AirTouch Class D and Class E preferred stock are still outstanding following the merger.

                                                                   (pound)
                                                                 (IN MILLIONS)

         Book value of net assets in accordance with U.K. GAAP      4,949
         Fair value adjustments:
         Elimination of existing intangible assets                 (2,546)
         Elimination of existing intangible assets within
          associated undertakings                                      (8)
         Elimination of existing intangible assets within joint
          ventures                                                   (260)
         Revaluation of listed cost investments                        90
         Merger expenses incurred by AirTouch                         (54)
         Proceeds upon exercise of AirTouch common stock options       98
         Tax benefit on exercise of AirTouch common stock options     124
         Net assets attributable to non-equity minority interests
          post acquisition (AirTouch Class D and Class E
          preferred stock)                                          (975)
                                                                   ------
         Fair value of net assets acquired                          1,418
                                                                   ======

         Goodwill is amortized as follows:

         o    (pound)2,554   million  over  5  years  for   goodwill   nominally
              attributable to customer lists.

         o (pound)18,551 million over 40 years for goodwill nominally attributable to U.S. cellular and paging operations, the licenses of which are assumed to have a life of at least 40 years without significant cost for renewal.

         o (pound)20,175 million over periods ranging from 8 to 40 years, which is the remaining life of the licenses, for goodwill nominally attributable to non U.S. cellular operations.

         o The pro forma goodwill amortization is (pound)2,258 million ($3,563 million) in the year ended March 31, 1999. For the year ended March 31, 1999, this goodwill amortization has been allocated to operating profit ((pound)872 million), share of operating profit in associated undertakings ((pound)1,316 million) and share of operating loss in joint ventures ((pound)70 million).

     (b) Records the change in accounting required in respect of the Vodafone Group and AirTouch investments in Europolitan Holdings AB ("Europolitan") and Misrfone Telecommunications Company SAE ("Misrfone").

         Europolitan was a 51% majority owned subsidiary of AirTouch and a 20% equity accounted investment of Vodafone Group. Following the merger, Europolitan is a 71% majority owned subsidiary of Vodafone AirTouch.

         Misrfone was a 30% equity accounted investment of both Vodafone Group and AirTouch. Following the merger, Misrfone is a 60% majority owned subsidiary of Vodafone AirTouch.

         These adjustments had no impact on profit for the period.

     (c) Records the removal of previously existing AirTouch intangible asset amortization.

     (d) Records interest expense accrued on (pound)3,416 million net cash that was required to fund the merger, using an interest rate of 5.8%. The effect of an 1/8% increase in interest rates would be to increase interest expense by (pound)4 million for the twelve months ended March 31, 1999.

     (e) Records the amortization of bank arrangement fees of (pound)35 million applied against new borrowings, amortized over a period of between two and five years, the period of borrowing.

     (f) Records the tax effects of the relevant pro forma adjustments arising from the acquisition at the assumed effective rate of 36%. Relevant pro forma adjustments to the pro forma consolidated income statement include interest, amortization of goodwill, amortization of bank arrangement fees and the change in accounting for Europolitan and Misrfone. Other than for the amortization of goodwill, these adjustments were tax effected at the assumed effective rate resulting in a net tax benefit of (pound)77 million for the year ended March 31, 1999.

     (g) Records the adjustments to reclassify the AirTouch Class D and Class E preferred stock and related dividends as non-equity minority interests and remove the AirTouch Class B and Class C preferred stock dividends.

3.   RECLASSIFICATION

     Reclassifications have been made to the AirTouch historical financial information presented under U.S. GAAP to conform to Vodafone AirTouch's presentation under U.K. GAAP.

     The principal income statement reclassifications relate to:

     o   presentation of minority interests below profit after taxation;

     o presentation of foreign exchange income/expense as part of operating profit; and

     o presentation of miscellaneous income/expense as part of operating profit on disposal of fixed asset investments, as applicable.

     The principal balance sheet reclassifications relate to:

     o   reclassifications  of  deferred   charges/non-current   assets  to  the
         relevant U.K. GAAP headings: investments, debtors and provisions for liabilities and charges;

     o reclassification of other current assets to debtors and provisions for liabilities and charges;

     o   reclassification of deferred credits to creditors and debtors;

     o reclassification of other reserves to profit and loss account reserves, revaluation reserve, debtors and investments; and

     o   reclassification of redeemable preferred stock to capital and reserves.

         None of these reclassification adjustments has an impact on net income or shareholders' equity with the exception of the reclassification of restricted stock and treasury stock to debtors and investments, respectively, which increases shareholders' equity by $301 million.

4.   U.S. TO U.K. GAAP ADJUSTMENTS

         Accounting principles generally accepted in the U.K. differ in material respects from those generally accepted in the U.S. The differences which are material to restating the historical consolidated financial statements of AirTouch to comply with U.K. GAAP, and are material to reconciling the unaudited pro forma consolidated net income and shareholders' equity to U.S. GAAP (as set out in Note 7 to the unaudited pro forma consolidated financial information), are described below.

     ADJUSTMENTS TO HISTORICAL AIRTOUCH FINANCIAL STATEMENTS:

     (a) CAPITALIZED INTEREST

         Under U.K. GAAP, the policy of Vodafone AirTouch is not to include interest on borrowings used to finance the construction of an asset in the cost of the asset. Under U.S. GAAP, the interest cost on borrowings used to finance the construction of an asset is capitalized during the period of construction until the date that the asset is placed in service. This interest cost is amortized over the estimated useful life of the related asset.

     (b) GOODWILL AND OTHER INTANGIBLES

         Under U.K. GAAP, the policy followed by Vodafone Group prior to the introduction of Financial Reporting Standard 10, "Goodwill and Intangible Assets" (which is effective for accounting periods ending on or after December 23, 1998 and has been adopted hereafter by Vodafone AirTouch on a prospective basis) was to write-off goodwill against shareholders' equity in the year of acquisition. FRS 10 requires goodwill to be capitalized and amortized over its estimated useful life.

         Under U.S. GAAP, intangibles arising on the acquisition of an equity stake would be capitalized and amortized over their useful lives.

         Investments in associated undertakings, under U.S. GAAP, can also include an element of goodwill in the amount of the excess investment over the acquirer's share in the fair value of the net assets at the date of the investment. Under U.K. GAAP, the treatment followed by Vodafone Group prior to the implementation of FRS 10 was to write-off the excess of the purchase consideration over the fair value of the stake in the associated undertaking acquired against shareholders' equity in the year of purchase. AirTouch has historically capitalized interest on start up investments in certain equity investments. Under U.K. GAAP, these amounts have been charged to the profit and loss account in the period incurred.

     (c) TREASURY STOCK

         Under U.S. GAAP, if a company acquires shares of its own capital stock, the cost of the acquired shares is generally shown as a deduction from capital. Under U.K. GAAP, it is necessary to evaluate the recoverability of the recorded investment in treasury stock based on the intent of the company with respect to releasing the shares. Where a company intends to release the shares for option exercises, the carrying value of treasury stock is evaluated against the exercise price of outstanding stock options. Amounts in excess of the investment recorded for treasury stock above the anticipated aggregate exercise price of stock options to be exercised should be recognized as a loss in the income statement.

     (d) LICENSE FEE AMORTIZATION

         Under U.K. GAAP, Vodafone AirTouch has adopted a policy of amortizing license fees in proportion to the expected usage of the network during the start up period and then on a straight line basis until the license expires. Under U.S. GAAP, license fees are amortized on a straight line basis from the date that operations commence to the date the license expires.

     (e) EQUITY ACCOUNTING

         U.K. GAAP requires the investor's share of operating profit or loss, exceptional items and interest income or expense of associated undertakings and joint ventures to be shown separately from those of the Group on the face of the income statement. The charges for interest and taxation for associated undertakings and joint ventures may be aggregated within the Group interest and taxation amounts shown on the face of the income statement, but must be disclosed in the notes to the accounts. For U.S. GAAP, the after-tax profits or losses (i.e., operating results after exceptional items, interest and taxation) should be included in the income statement as a single line item.

     (f) DEFERRED TAXATION

         Under the U.K. GAAP partial provision method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. For U.S. GAAP, under the liability method, deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when these amounts are realized or settled.

     (g) INVESTMENTS

         Under U.K. GAAP, quoted investments held as fixed asset investments are carried at the lower of cost or recoverable amount. Under U.S. GAAP, available-for-sale investments are carried at market value with the unrealized gain or loss from historical cost excluded from earnings and reported in other comprehensive income and included as a separate line item in share capital and reserves.

     (h) TAX BENEFIT ON OPTION EXERCISES

         Under U.K. GAAP, the tax benefit received by AirTouch on the exercise of share options by employees, being the tax on the difference between the market value on the date of exercise and the exercise price, is shown as a component of the tax charge for the period. Under U.S. GAAP, this tax benefit is shown as a reduction of paid-in capital on issue of shares.

        ADJUSTMENTS TO VODAFONE AIRTOUCH UNAUDITED PRO FORMA CONSOLIDATED NET INCOME AND SHAREHOLDERS' EQUITY:

    (i) SUMMARY

         The differences which are material to restating the unaudited pro forma consolidated net income and shareholders' equity to U.S. GAAP as set out in Note 7 to the unaudited pro forma consolidated financial information relate to capitalized interest, goodwill and other intangibles, treasury stock, license fee amortization, deferred taxation and tax benefits on option exercises as described in (a), (b),
         (c), (d), (f) and (h), together with the adjustment for proposed dividends and determination of the purchase price described in (j) and
         (k) below.

     (j) PROPOSED DIVIDENDS

         Under  U.K.  GAAP,  final  dividends  are  included  in  the  financial statements when recommended by the board of directors to the shareholders. Under U.S. GAAP, all dividends are included in the financial statements when declared by the board of directors.

     (k) DETERMINATION OF THE PURCHASE PRICE

         Under U.K. GAAP and U.S. GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. In the case of share consideration, under U.K. GAAP the fair value of such consideration is based on the share price at completion of the acquisition. Under U.S. GAAP the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is announced.

5.  COST SAVINGS

         Vodafone AirTouch has estimated that the merger will result in after tax net cash flow savings of approximately (pound)200 million ($323 million) per year by the year ending March 31, 2002. The unaudited pro forma consolidated financial information does not contain an adjustment for the anticipated benefits of these cash flow cost savings. There can be no assurance that anticipated cost savings will be achieved in the expected amounts or at the times anticipated.

6.   EMPLOYMENT AGREEMENTS

         AirTouch has entered into employment agreements with a number of directors and officers of AirTouch. These provide for severance payments, accelerated vesting of incentive awards, full vesting of supplemental pension benefits and continued coverage of welfare benefit arrangements after termination date if the named executive's or officer's employment terminates under certain circumstances within three years after a change in control of AirTouch. To the extent that any such amounts become payable, they have not been included in the unaudited pro forma consolidated financial information.

7. RECONCILIATION OF UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION FROM U.K. GAAP TO U.S. GAAP

     The tables below set out the principal differences between the unaudited pro forma consolidated financial information on a U.K. GAAP basis and on a U.S. GAAP basis. Notes 4(i), (j) and (k) above set out explanations of these differences.

                                                                      TWELVE
                                                                   MONTHS ENDED
                                                                     MARCH 31,
     NET LOSS AND LOSS PER SHARE                                       1999
                                                                      (pound)
                                                                   (IN MILLIONS
                                                                    EXCEPT PER
                                                                   SHARE AMOUNT)

     NET LOSS AS REPORTED IN ACCORDANCE WITH U.K. GAAP                (1,100)
     Items (decreasing)/increasing net income:
     Goodwill amortization                                              (628)
     Profit on disposal of fixed asset investments                          4
     Deferred income taxes                                                636
     Provisions for treasury stock                                         95
     Minority interests                                                    77
     Tax benefit of option exercises                                     (66)
     Other                                                                  8
                                                                    -----------
     NET LOSS IN ACCORDANCE WITH U.S. GAAP                              (974)
                                                                    -----------
     BASIC LOSS PER ORDINARY SHARE IN ACCORDANCE WITH U.S. GAAP        (0.16)
                                                                    ===========


                                                                     MARCH 31,
     SHAREHOLDERS' EQUITY                                              1999
                                                                      (pound)
                                                                   (IN MILLIONS)

     SHAREHOLDERS' EQUITY AS REPORTED IN ACCORDANCE WITH U.K. GAAP     40,421
     Items increasing/(decreasing) shareholders' equity:
     Goodwill net of amortization (a)                                  11,626
     License fee amortization                                            (13)
     Cumulative deferred income taxes                                (12,210)
     Proposed dividends                                                   100
     Minority interests                                               (1,975)
     Other                                                                (1)
                                                                    -----------
     SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP                 37,948
                                                                    ===========

     (a) Goodwill, net of amortization, includes a (pound)3,516 million reduction in shareholder's equity in respect of the determination of the fair value of the share consideration under U.S. GAAP as set out in
         Note 4(k).

8.   ADJUSTED EARNINGS PER SHARE

         Adjusted earnings per share under U.K. GAAP is defined as basic earnings/(loss) per share before goodwill amortization and profit or loss on the disposal of fixed asset investments. A reconciliation from basic to adjusted earnings/(loss) per share is shown below.

                                                            YEAR ENDED MARCH 31, 1999
                                                      VODAFONE                      VODAFONE
                                                       GROUP         AIRTOUCH       AIRTOUCH
                                                                  ((pound) PER
                                                                      SHARE)
     Basic earnings/(loss) per share                     0.21            0.88         (0.18)
     Goodwill amortization                                  -            0.29           0.37
     Profit on disposal of fixed asset investments
          (net of applicable taxation)                 (0.02)          (0.06)         (0.02)
                                                       ------          ------         ------
     Adjusted earnings per share                         0.19            1.11           0.17
                                                       ======          ======         ======

9.   NET DEBT

         Pro forma net debt is defined as external borrowings less cash and, as of March 31, 1999, comprised:


                                                       DEBT            CASH         NET DEBT
                                                      (pound)        (pound)        (pound)
                                                                       (IN
                                                                     MILLIONS)
     Vodafone Group                                    1,514              (6)         1,508
     AirTouch                                          1,748              (4)         1,744
                                                       ------          ------         ------
                                                       3,262             (10)         3,252
     Pro forma adjustments:
        Consolidation of Misrfone                        159              (2)           157
        Net cash requirement of merger                 3,416               -          3,416
                                                       ------          ------         ------
     Pro forma net debt                                6,837             (12)         6,825
                                                       ======          ======         ======

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                             VODAFONE AIRTOUCH
                                             PUBLIC LIMITED COMPANY
                                             (Registrant)


Dated: September 3, 1999                     By: /s/ Stephen Scott
                                                -------------------------------
                                                Name:  Stephen Scott
                                                Title: Company Secretary